SKADDEN, ARPS, SLATE, MEAGHER & FLOM
	世達國際律師事務所	AFFILIATE OFFICES
PARTNERS		——————
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *	____________	HOUSTON
CHI T. STEVE KWOK *		LOS ANGELES
EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	NEW YORK
HAIPING LI *	FAX: (852) 3740-4727	PALO ALTO
RORY MCALPINE ♦	www.skadden.com	WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
KAI SUN		——————
PALOMA P. WANG		BEIJING
♦ (ALSO ADMITTED IN ENGLAND &		BRUSSELS
WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	June 29, 2022	TORONTO

VIA EDGAR

Ms. Jan Woo, Legal Branch Chief

Mr. Austin Pattan, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)
Responses to the Staff’s Comments on the Amendment No. 6 to
Registration Statement on Form F-3 Filed on April 29, 2022

Dear Ms. Woo and Mr. Pattan:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 23, 2022 on the Company’s amendment no. 6 to registration statement on Form F-3 filed on April 29, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing amendment no. 7 to the Company’s registration statement on Form F-3 (the “Revised Registration Statement”) including certain exhibits thereto via EDGAR with the Commission for review.

Securities and Exchange Commission

June 29, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Comments in Letter Dated May 23, 2022

Cover Page

1.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements on the cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Registration Statement.

2.

We note your disclosure that you have concluded under accounting guidance that you are the primary beneficiary of the former VIEs. Please clarify on the cover page that you reached this determination for accounting purposes.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Registration Statement.

3.

We note your disclosure that you have been added to the provisional list of Commission Identified Issuers. Please clarify that the company will be added to the conclusive list or explain why you believe this to be incorrect.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Registration Statement.

Our Company, page 4

4.

We note your response to our prior comments 1 and 2. In addition to the cover page disclosure, please include an expanded discussion of how the Holding Foreign Companies Accountable Act and related regulations will affect your company in the prospectus summary as well.

In response to the Staff’s comment, the Company has revised the disclosure on the page 9 of the Revised Registration Statement.

Securities and Exchange Commission

June 29, 2022

Our Holding Company Structure and Contractual Arrangements with the Former Variable Interest Entities, page 8

5.	Remove the arrowheads from the chart illustrating your corporate structure and contractual arrangements with the former VIEs, as these imply ownership and control.

The Company respectfully advises the Staff that it has terminated the previous contractual arrangements with the former VIEs. The former VIEs have become the Company’s wholly owned subsidiaries, and as of the date of the prospectus, the Company owns and controls the former VIEs.

Summary of Risk Factors, page 12

6.	We are unable to find responsive disclosure with respect to our prior comment 3. Provide specific cross-references to your detailed discussion of risks facing the company and the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 to 17 of the Revised Registration Statement.

*        *        *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures.

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.